FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month ended	Commission File Number
May 2004	0-24018

ZI CORPORATION
(Translation of registrant's name into English)
2100, 840 - 7TH Avenue SW, Calgary, Alberta, Canada T2P 3G2
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X..... Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 4, 2004	ZI CORPORATION
	By:	/s/ Dale Kearns
Dale Kearns, Chief Financial Officer

EXHIBIT LIST

Exhibit                         Description

99.1                2003 Annual Report

99.2                Instrument of Proxy

99.3                Reply Card

99.4                2004 Management Information Circular

99.5                Management's Discussion and Analysis of Financial Condition and Results of Operations (March 31, 2003)

99.6                Financials (March 31, 2003)

99.7                Management's Discussion and Analysis of Financial Condition and Results of Operations (June 30, 2003)

99.8                Financials (June 30, 2003)

99.9                Management's Discussion and Analysis of Financial Condition and Results of Operations
                            (September 30, 2003)

99.10              Financials (September 30, 2003)

99.11              Management's Discussion and Analysis of Financial Condition and Results of Operations
                            (December 31, 2003)

99.12              Financials (December 31, 2003)